MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$284,982	$233,102	$176,545	$185,577	$171,236
Income Taxes	65,041	93,132	70,664	64,422	74,235
	350,023	326,234	247,209	249,999	245,471
Rents (b)	24,576	21,656	17,974	15,632	13,240
Interest (c)	83,091	88,045	104,292	94,613	92,255
Total Earnings Available for Fixed Charges	$457,690	$435,935	$369,475	$360,244	$350,966
Preferred Dividend Requirements	$171	$685	$685	$685	$685
Ratio of Income Before Income Taxes to Net Income	123%	140%	140%	135%	143%
Preferred Dividend Factor on Pretax Basis	210	959	959	925	980
Fixed Charges (d)	107,619	109,636	117,609	111,739	103,910
Combined Fixed Charges and Preferred Stock Dividends	$107,829	$110,595	$118,568	$112,664	$104,890
Ratio of Earnings to Fixed Charges	4.3x	4.0x	3.1x	3.2x	3.4x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.2x	3.9x	3.1x	3.2x	3.3x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).